[LURIO & ASSOCIATES, P.C. LETTERHEAD]

December 17, 2007

VIA ELECTRONIC FILING

LaTonya Reynolds, Esquire
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

RE: USA Technologies, Inc.
    Registration Statement on Form S-1
    Filed November 16, 2007
    File No. 333-147465
    Form 10-K for Fiscal Year Ended June 30, 2007
    Filed September 27, 2007
    Form 10-Q for Fiscal Quarter Ended September 30, 2007
    Filed November 13, 2007
File No. 001-33365

Dear Ms. Reynolds:

     This office represents USA Technologies, Inc. (the “Company”).
This letter responds to the staff’s comment letter dated December
13, 2007 relating to the above-captioned registration statement and periodic filings.

     Form 10-K for Fiscal Year Ended June 30, 2007

     Item 9A. Controls and Procedures, Page 33

     This will confirm that as of the end of the period covered by the Form 10-K for the fiscal year ended June 30, 2007, the
Company’s disclosure controls and procedures were effective to ensure that the information required to be disclosed by the
Company in the reports that it files or submits under the
Securities Exchange Act of 1934 is recorded, processed,
summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management,
including its principal executive and principal financial
officers, or persons performing similar functions, as
appropriate to allow timely decisions regarding required
disclosure.

     This will also confirm that the Company intends to include the entire foregoing statement in the controls and procedures section of the Company’s subsequent periodic reports or any
amendments to the Company’s previously filed periodic reports.

     This will also confirm that the entire foregoing statement applies as of the end of the period covered by the Form 10-Q for the fiscal quarter ended September 30, 2007.

     Please contact the undersigned directly at (215) 665-9300
(extension 105) with any questions you may have regarding this letter.

Sincerely,
/s/ Douglas M. Lurio
Douglas M. Lurio
cc:	Mr. George R. Jensen, Jr.